FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 2, 2012 regarding consolidated financial results for the third quarter ended December 31, 2011

2.	Press release dated February 3, 2012 regarding new management structure

3.	Press release dated February 3, 2012 regarding executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 6, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the Third Quarter ended December 31, 2011

Tokyo, February 2, 2012 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2011, ended December 31, 2011.

Notes:	1.	All figures, except for the outlook for fiscal 2011, were converted at the rate of 78 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2011.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income attributable to Hitachi, Ltd. stockholders per share (6) and Net income attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
1. Revenues	2,263,445	2,264,947	100	29,038	6,765,896	6,837,676	101	87,663
2. Operating income	119,840	95,115	79	1,219	337,888	265,729	79	3,407
3. Income before income taxes	107,041	83,980	78	1,077	370,849	216,990	59	2,782
4. Net income	80,413	46,416	58	595	284,850	124,139	44	1,592
5. Net income attributable to Hitachi, Ltd.	62,091	34,280	55	439	220,140	85,229	39	1,093
6. Net income attributable to Hitachi, Ltd. stockholders per share
Basic	13.75	7.59	55	0.10	48.75	18.87	39	0.24
Diluted	12.84	7.10	55	0.09	45.52	17.64	39	0.23
7. Net income attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	138	76	55	0.97	488	189	39	2.42
Diluted	128	71	55	0.91	455	176	39	2.26

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 958 consolidated subsidiaries, including Variable Interest Entities, and 183 equity-method affiliates.
		Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2011 Third-Quarter (Three Months and Nine Months Ended December 31, 2011) Consolidated Business Results

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	2,264.9	0%	29,038	6,837.6	1%	87,663
Operating income	95.1	(24.7)	1,219	265.7	(72.1)	3,407
Income before income taxes	83.9	(23.0)	1,077	216.9	(153.8)	2,782
Net income	46.4	(33.9)	595	124.1	(160.7)	1,592
Net income attributable to Hitachi, Ltd.	34.2	(27.8)	439	85.2	(134.9)	1,093

Hitachi’s consolidated revenues for the third quarter of fiscal 2011 were mostly unchanged from the same period a year ago at 2,264.9 billion yen. This mainly reflected higher year over year revenues in the Automotive Systems and Information & Telecommunication Systems segments as demand recovered in Japan and overseas, in addition to Hitachi Transport System, Ltd. making Vantec Corporation a consolidated subsidiary in April 2011. However, these positive factors were largely offset by lower year over year revenues in the Digital Media & Consumer Products Segment because of falling demand, as well as lower revenues mainly in the Power Systems Segment due to the impact of the Great East Japan Earthquake.

Overseas revenues were declined 3% year over year, to 978.0 billion yen.

Hitachi posted consolidated operating income of 95.1 billion yen, down 24.7 billion yen year over year. This mainly reflected operating loss in the Power Systems and the Digital Media & Consumer Products segments, in addition to lower operating income in the Social Infrastructure & Industrial Systems Segment. The lower overall operating income was despite higher year over year operating income in the Automotive Systems and Components & Devices segments.

Hitachi posted net other deductions of 11.1 billion yen, primarily due to the recording of business structure reform expenses at Group companies. Consequently, Hitachi recorded income before income taxes of 83.9 billion yen, a decrease of 23.0 billion yen year over year. After taxes of 37.5 billion yen, Hitachi posted net income of 46.4 billion yen, a year over year decrease of 33.9 billion yen. After deducting net income attributable to noncontrolling interests of 12.1 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 34.2 billion yen, down 27.8 billion yen year over year.

For the nine-month period ended December 31, 2011, consolidated revenues increased 1% year over year, to 6,837.6 billion yen. Operating income declined 72.1 billion yen year over year, to 265.7 billion yen. This reflected lower year over year operating income in the Components & Devices, Digital Media & Consumer Products and certain other segments, in addition to an operating loss in the Power Systems Segment. Hitachi recorded net income attributable to Hitachi, Ltd. of 85.2 billion yen, a 134.9 billion yen decline year over year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	407.6	5%	5,226	1,204.6	4%	15,444
Operating income	18.9	0.4	243	49.9	(3.0)	641

For the third quarter of fiscal 2011, the segment recorded revenues of 407.6 billion yen, an increase of 5% year over year. The higher overall revenues resulted from increased sales of software and services for storage, mainly for overseas customers, in addition to higher sales from services and telecommunications networks in Japan.

Segment operating income increased 0.4 billion yen year over year, to 18.9 billion yen, mainly due to higher sales from telecommunications networks.

For the first nine months of fiscal 2011, revenues increased 4% year over year, to 1,204.6 billion yen. Segment operating income was 49.9 billion yen, down 3.0 billion yen year over year.

[Power Systems]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	166.3	(9%)	2,133	538.8	(5%)	6,908
Operating loss	(11.8)	(16.2)	(152)	(11.2)	(29.9)	(144)

For the third quarter of fiscal 2011, segment revenues decreased 9% year over year to 166.3 billion yen. This primarily reflected lower sales of nuclear power generation systems in the aftermath of the Great East Japan Earthquake, as well as delays with thermal power generation systems overseas.

The segment recorded an operating loss of 11.8 billion yen, a change of 16.2 billion yen from operating income in the same period last year. This primarily reflected lower revenues, and delays and additional costs associated with overseas thermal power generation systems.

For the first nine months of fiscal 2011, revenues declined 5% year over year to 538.8 billion yen. The segment reported an operating loss of 11.2 billion yen, a change of 29.9 billion yen from operating income in the corresponding period of the previous year.

[Social Infrastructure & Industrial Systems]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	259.5	(6%)	3,327	773.0	(1%)	9,911
Operating income	7.8	(4.1)	100	14.1	(8.5)	181

For the third quarter of fiscal 2011, the segment recorded revenues of 259.5 billion yen, a 6% decline year over year, mainly due to lower sales of railway systems, despite strong sales of industrial equipment for the manufacturing industry.

The segment posted operating income of 7.8 billion yen, down 4.1 billion yen year over year, mainly on account of lower sales of railway systems.

For the first nine months of fiscal 2011, the segment reported revenues of 773.0 billion yen, down 1% year over year, and operating income of 14.1 billion yen, down 8.5 billion yen year over year.

[Electronic Systems & Equipment]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	248.5	1%	3,186	782.1	1%	10,027
Operating income	8.5	1.1	110	29.8	6.2	383

For the third quarter of fiscal 2011, the segment recorded revenues of 248.5 billion yen, an increase of 1% year over year, despite lower sales at Hitachi Kokusai Electric Inc. The higher segment revenues reflected mainly the consolidation of Aloka Co., Ltd. in January 2011 by Hitachi Medical Corporation.

Segment operating income rose 1.1 billion yen year over year, to 8.5 billion yen. This mainly reflected higher earnings at Hitachi Medical.

For the first nine months of fiscal 2011, the segment reported consolidated revenues of 782.1 billion yen, up 1% year over year. Operating income rose 6.2 billion yen year over year, to 29.8 billion yen.

[Construction Machinery]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	187.6	3%	2,406	543.5	5%	6,968
Operating income	13.2	0.4	170	39.1	8.0	501

For the third quarter of fiscal 2011, segment revenues were 187.6 billion yen, up 3% year over year, despite sharply lower demand in China and the impact of the strong yen. The overall increase reflected ongoing strong sales of hydraulic excavators in emerging countries in Asia and elsewhere. Other contributing factors for the strong sales were demand from the rental industry in the U.S. and reconstruction-related demand in Japan following the Great East Japan Earthquake.

Segment operating income rose 0.4 billion yen, to 13.2 billion yen, due to higher revenues.

For the first nine months of fiscal 2011, segment revenues rose 5% year over year, to 543.5 billion yen. Operating income rose 8.0 billion yen, to 39.1 billion yen.

[High Functional Materials & Components]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	361.1	(1%)	4,631	1,061.8	0%	13,613
Operating income	22.9	(0.7)	294	56.7	(17.1)	728

For the third quarter of fiscal 2011, the segment recorded revenues of 361.1 billion yen, a decrease of 1% year over year. Although Hitachi Metals, Ltd. recorded higher sales year over year due to growth in automobile-related products, sales declined at Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. due to lower demand for electronics-related products, such as LCD TVs and PCs.

Segment operating income declined 0.7 billion yen year over year, to 22.9 billion yen, mainly due to a decline in earnings at Hitachi Chemical tracking lower sales, despite higher earnings at Hitachi Metals.

For the first nine months of fiscal 2011, the segment reported revenues of 1,061.8 billion yen, mostly unchanged year over year, and operating income of 56.7 billion yen, down 17.1 billion yen.

[Automotive Systems]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	216.9	14%	2,781	605.0	6%	7,757
Operating income	11.7	5.4	150	26.4	14.4	339

For the third quarter of fiscal 2011, segment revenues rose 14% year over year, to 216.9 billion yen, primarily reflecting a recovery in global demand, including demand in emerging markets.

Segment operating income rose 5.4 billion yen year over year to 11.7 billion yen. This primarily reflected savings from cost reductions and improved capacity utilization in line with the recovery in demand, as well as higher sales.

For the first nine months of fiscal 2011, segment revenues increased 6% year over year, to 605.0 billion yen. Operating income increased 14.4 billion yen year over year, to 26.4 billion yen.

Note:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the third quarter of fiscal 2010, reflect the new segmentations.

[Components & Devices]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	197.2	2%	2,529	564.6	(4%)	7,239
Operating income	15.6	2.3	200	28.2	(20.6)	362

For the third quarter of fiscal 2011, the segment recorded revenues of 197.2 billion yen, a year over year increase of 2%, on the back of strong sales of HDDs, particularly for notebook PCs.

Segment operating income rose 2.3 billion yen, to 15.6 billion yen, mainly tracking increased HDD sales.

For the first nine months of fiscal 2011, segment revenues declined 4% year over year, to 564.6 billion yen. Operating income decreased 20.6 billion yen year over year, to 28.2 billion yen.

Notes	1:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the third quarter of fiscal 2010, reflect the new segmentations.
	2:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2011 include operating results of Hitachi GST for the nine months ended September 30, 2011.

[Digital Media & Consumer Products]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	194.6	(22%)	2,495	665.9	(12%)	8,538
Operating income (loss)	(4.7)	(14.6)	(60)	0.4	(20.3)	6

For the third quarter of fiscal 2011, the segment recorded revenues of 194.6 billion yen, down 22% year over year. This was mainly due to falling prices for optical disk drive-related products, as well as lower demand and prices for flat-panel TVs.

The segment posted an operating loss of 4.7 billion yen, a change of 14.6 billion yen from operating income in the corresponding period of the previous year. The main reasons were falling sales of flat-panel TVs and the impact of flooding in Thailand.

For the first nine months of fiscal 2011, segment revenues declined 12% year over year, to 665.9 billion yen. Operating income decreased 20.3 billion yen year over year, to 0.4 billion yen.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2011 include operating results of HLDS for the nine months ended September 30, 2011.

[Financial Services]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	84.7	(7%)	1,086	266.1	(4%)	3,412
Operating income	6.2	(0.4)	80	20.4	2.4	262

For the third quarter of fiscal 2011, the segment recorded revenues of 84.7 billion yen, down 7% year over year. The overall decline mainly reflected lower revenues in the finance services business for corporate customers in Japan at Hitachi Capital Corporation. However, the overseas business at Hitachi Capital produced strong performances, mainly in the U.K. and Asia.

Segment operating income declined 0.4 billion yen year over year, to 6.2 billion yen, mainly tracking lower revenues.

For the first nine months of fiscal 2011, segment revenues declined 4% year over year, to 266.1 billion yen. Operating income rose 2.4 billion yen year over year, to 20.4 billion yen.

[Others]

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	230.7	22%	2,958	698.5	24%	8,956
Operating income	11.3	2.4	146	27.7	5.9	355

For the third quarter of fiscal 2011, the segment recorded revenues of 230.7 billion yen, up 22% year over year, on healthy growth in sales from third-party logistics solutions, in addition to the effect of Hitachi Transport System, Ltd. making Vantec Corporation a consolidated subsidiary in April 2011.

Segment operating income increased 2.4 billion yen year over year, to 11.3 billion yen, mainly tracking higher revenues.

For the first nine months of fiscal 2011, segment revenues increased 24% year over year, to 698.5 billion yen. Operating income rose 5.9 billion yen year over year, to 27.7 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year change	U.S. dollars (millions)	Yen (billions)	Year over year change	U.S. dollars (millions)
Japan	1,286.9	2%	16,499	3,859.3	2%	49,478
Outside Japan	978.0	(3%)	12,539	2,978.3	0%	38,184
Asia	454.9	(12%)	5,833	1,458.1	(5%)	18,695
North America	216.3	13%	2,773	608.4	6%	7,800
Europe	192.8	2%	2,473	567.2	3%	7,273
Other Areas	113.9	6%	1,461	344.4	8%	4,416

For the third quarter of fiscal 2011, revenues in Japan were 1,286.9 billion yen, up 2% year over year. This result reflected the April 2011 consolidation of Vantec Corporation at Hitachi Transport System, Ltd., as well as higher revenues mainly in the Information & Telecommunication Systems, Construction Machinery and Automotive Systems segments because of recovering demand.

Outside Japan revenues declined 3% year over year, to 978.0 billion yen, despite higher revenues in the Components & Devices, Automotive Systems, and Electronic Systems & Equipment segments. The lower overall revenues were attributable to lower revenues in the Digital Media & Consumer Products, Power Systems and Construction Machinery segments.

As a result, the ratio of overseas revenues to consolidated revenues was 43%, down 1% year over year.

For the first nine months of fiscal 2011, revenues in Japan rose 2% year over year, to 3,859.3 billion yen. Overseas revenues were largely unchanged at 2,978.3 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 36% year over year, to 93.8 billion yen, primarily due to investments for increasing production prompted by recovering demand.

Depreciation, excluding leasing assets, decreased 5% year over year, to 70.4 billion yen, primarily due to the strict selection of capital investments.

R&D expenditures increased 2% year over year, to 97.9 billion yen, which corresponded to 4.3% of consolidated revenues. The increase was due mainly to further R&D investment to strengthen the Social Innovation Business.

For the first nine months of fiscal 2011, capital investments on a completion basis, excluding leasing assets, increased 31%, to 248.4 billion yen. Depreciation, excluding leasing assets, declined 10%, to 202.7 billion yen. R&D expenditures were up 2% at 297.0 billion yen, corresponding to 4.3% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of December 31, 2011
	Yen (billions)	Change from March 31, 2011	U.S. dollars (millions)
Total assets	9,357.2	171.6	119,965
Total liabilities	6,891.6	147.4	88,355
Interest-bearing debt	2,801.3	279.7	35,915
Total Hitachi, Ltd. stockholders’ equity	1,466.8	27.0	18,806
Noncontrolling interests	998.7	(2.7)	12,804
Total Hitachi, Ltd. stockholders’ equity ratio	15.7%	0.0%	—
D/E ratio (including noncontrolling interests)	1.14 times	0.11 point increase	—

Total assets as of December 31, 2011 increased 171.6 billion yen, to 9,357.2 billion yen, due mainly to building up inventory ahead of the fiscal year-end and an increase in goodwill resulting from M&As to strengthen the Social Innovation Business. Interest-bearing debt increased 279.7 billion yen from March 31, 2011, to 2,801.3 billion yen, because of an increase in short-term debt, mainly in the form of commercial paper, to provide additional working capital. Stockholders’ equity increased 27.0 billion yen, to 1,466.8 billion yen. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.7%. The debt-to-equity ratio, including noncontrolling interests, was 1.14.

(2) Cash Flows

	Three months ended December 31, 2011			Nine months ended December 31, 2011
	Yen (billions)	Year over year Change	U.S. dollars (millions)	Yen (billions)	Year over year change	U.S. dollars (millions)
Cash flows from operating activities	7.5	(34.5)	96	100.6	(318.9)	1,290
Cash flows from investing activities	(83.0)	(34.0)	(1,065)	(304.8)	(150.1)	(3,908)
Free cash flows	(75.5)	(68.6)	(969)	(204.2)	(469.1)	(2,618)
Cash flows from financing activities	144.6	209.9	1,855	248.7	507.9	3,189

Operating activities in the third quarter of fiscal 2011 provided net cash of 7.5 billion yen, a 34.5 billion yen decrease year over year. This result mainly reflected a decrease in net income and an increase in inventories.

Investing activities used net cash of 83.0 billion yen, 34.0 billion yen more than the corresponding period of the previous fiscal year. This result mainly reflected lower sales of shares and a decline in collection of investments in leases.

Free cash flows, the sum of cash flows from operating and investing activities, was a negative figure of 75.5 billion yen.

Financing activities provided net cash of 144.6 billion yen, a 209.9 billion yen change from the net cash used in the corresponding period of the previous fiscal year. This change mainly reflected the increase in short-term debt mainly from the issue of commercial paper.

The net result of the above items was an increase of 51.2 billion yen in cash and cash equivalents during the third quarter, to 561.8 billion yen.

For the first nine months of fiscal 2011, operating activities provided net cash of 100.6 billion yen, a decrease of 318.9 billion yen year over year. This reflected a sharp drop in net income.

Investing activities during the same period used net cash of 304.8 billion yen, 150.1 billion yen more year over year. This result mainly reflected outflows for the acquisition of BlueArc Corporation and Vantec Corporation.

Free cash flows, the sum of cash flows from operating and investing activities, was negative 204.2 billion yen.

Financing activities provided net cash of 248.7 billion yen, a change of 507.9 billion yen from the net cash used in the corresponding period of the previous fiscal year. The change mainly reflected the increase in short-term debt.

3. Outlook for Fiscal 2011

	Year ending March 31, 2012
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	9,500.0	2%	126,667
Operating income	400.0	(44.5)	5,333
Income before income taxes	410.0	(22.2)	5,467
Net income	280.0	(23.1)	3,733
Net income attributable to Hitachi, Ltd.	200.0	(38.8)	2,667

Note:	All fiscal 2011 outlook figures were converted using 75 yen to the U.S. dollar.

Hitachi is projecting the same level of consolidated revenues as in its previous forecast for fiscal 2011. While Hitachi expects revenues to be lower than previously forecasted on November 1, 2011 in the Construction Machinery, High Functional Materials & Components, and Digital Media & Consumer Products segments due to lower demand, revenues are expected to rise in the Components & Devices, Social Infrastructure & Industrial Systems, and Automotive Systems segments.

Operating income is also expected to be in line with the previous forecast. A rapid recovery in demand in the Automotive Systems Segment and stepped-up cost-cutting activities, including company-wide fixed expenses are expected to compensate for lower earnings than previously expected in the Power Systems Segment due to additional costs associated with overseas operations.

Hitachi is assuming exchange rates of 75 yen to the U.S. dollar and 100 yen to the euro for the fourth quarter of fiscal 2011.

Other

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries causing changes in scope of consolidation).

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements.

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements.

Yes

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Revenues	2,263,445	2,264,947	100	29,038	6,765,896	6,837,676	101	87,663
Cost of sales	1,676,078	1,696,127	101	21,745	5,009,909	5,131,555	102	65,789
Selling, general and administrative expenses	467,527	473,705	101	6,073	1,418,099	1,440,392	102	18,467
Operating income	119,840	95,115	79	1,219	337,888	265,729	79	3,407
Other income	5,607	23,341	416	299	84,477	37,643	45	483
(Interest and dividends)	4,107	2,997	73	38	13,200	14,271	108	183
(Other)	1,500	20,344	—	261	71,277	23,372	33	300
Other deductions	18,406	34,476	187	442	51,516	86,382	168	1,107
(Interest charges)	6,448	6,785	105	87	18,875	20,793	110	267
(Other)	11,958	27,691	232	355	32,641	65,589	201	841
Income before income taxes	107,041	83,980	78	1,077	370,849	216,990	59	2,782
Income taxes	26,628	37,564	141	482	85,999	92,851	108	1,190
Net income	80,413	46,416	58	595	284,850	124,139	44	1,592
Less: Net income attributable to noncontrolling interests	18,322	12,136	66	156	64,710	38,910	60	499
Net income attributable to Hitachi, Ltd.	62,091	34,280	55	439	220,140	85,229	39	1,093

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2011 (A)	As of December 31, 2011 (B)	(B)-(A)	As of December 31, 2011

Total Assets	9,185,629	9,357,288	171,659	119,965
Current assets	4,900,029	5,144,415	244,386	65,954
Cash and cash equivalents	554,810	561,850	7,040	7,203
Short-term investments	16,598	11,328	(5,270)	145
Trade receivables
Notes	100,694	120,402	19,708	1,544
Accounts	1,990,225	1,976,822	(13,403)	25,344
Investments in leases	228,346	221,210	(7,136)	2,836
Current portion of financial assets transferred to consolidated securitization entities	183,559	95,972	(87,587)	1,230
Inventories	1,341,768	1,672,430	330,662	21,441
Other current assets	484,029	484,401	372	6,210
Investments and advances	614,145	557,951	(56,194)	7,153
Property, plant and equipment	2,111,270	2,145,476	34,206	27,506
Intangible assets	528,018	597,030	69,012	7,654
Financial assets transferred to consolidated securitization entities	304,160	228,306	(75,854)	2,927
Other assets	728,007	684,110	(43,897)	8,771

Total Liabilities and Equity	9,185,629	9,357,288	171,659	119,965
Current liabilities	4,088,824	4,380,494	291,670	56,160
Short-term debt and current portion of long-term debt	810,806	1,250,305	439,499	16,030
Current portion of non-recourse borrowings of consolidated securitization entities	190,868	116,652	(74,216)	1,496
Trade payables
Notes	20,430	22,906	2,476	294
Accounts	1,236,758	1,282,341	45,583	16,440
Advances received	395,605	364,558	(31,047)	4,674
Other current liabilities	1,434,357	1,343,732	(90,625)	17,227
Noncurrent liabilities	2,655,416	2,511,172	(144,244)	32,195
Long-term debt	1,300,311	1,284,691	(15,620)	16,470
Non-recourse borrowings of consolidated securitization entities	219,566	149,691	(69,875)	1,919
Retirement and severance benefits	891,815	844,620	(47,195)	10,828
Other liabilities	243,724	232,170	(11,554)	2,977
Total equity	2,441,389	2,465,622	24,233	31,611
Total Hitachi, Ltd. stockholders’ equity	1,439,865	1,466,890	27,025	18,806
Common stock	409,129	409,131	2	5,245
Capital surplus	603,133	601,779	(1,354)	7,715
Legal reserve and retained earnings	922,036	980,160	58,124	12,566
Accumulated other comprehensive loss	(493,062)	(522,756)	(29,694)	(6,702)
(Foreign currency translation adjustments)	(252,206)	(308,363)	(56,157)	(3,953)
(Pension liability adjustments)	(256,566)	(218,170)	38,396	(2,797)
(Net unrealized holding gain on available-for-sale securities)	16,905	4,880	(12,025)	63
(Cash flow hedges)	(1,195)	(1,103)	92	(14)
Treasury stock	(1,371)	(1,424)	(53)	(18)
Noncontrolling interests	1,001,524	998,732	(2,792)	12,804

Consolidated Statements of Cash Flows

	Three months ended December 31			Nine months ended December 31
	Yen (millions)		U.S. $ (millions)	Yen (millions)		U.S. $ (millions)
	2010	2011	2011	2010	2011	2011
Cash flows from operating activities
Net income	80,413	46,416	595	284,850	124,139	1,592

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	92,761	90,166	1,156	282,611	262,387	3,364
Amortization	29,111	28,811	369	85,614	85,652	1,098
Net loss (gain) on sale of investments in securities and other	915	(1,770)	(23)	(72,499)	(2,510)	(32)
Decrease (increase) in receivables	(55,634)	(44,626)	(572)	153,487	(15,228)	(195)
Increase in inventories	(134,542)	(165,765)	(2,125)	(317,302)	(393,435)	(5,044)
Increase in payables	70,312	47,038	603	54,221	79,757	1,023
Other	(41,244)	7,235	93	(51,358)	(40,129)	(514)

Net cash provided by operating activities	42,092	7,505	96	419,624	100,633	1,290

Cash flows from investing activities
Purchase of property, plant and equipment, net	(61,829)	(59,563)	(764)	(160,932)	(184,053)	(2,360)
Purchase of intangible assets, net	(20,472)	(23,563)	(302)	(66,908)	(72,094)	(924)
Purchase of tangible assets and software to be leased, net	(63,199)	(66,103)	(847)	(192,916)	(182,928)	(2,345)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	22,054	(8,374)	(107)	60,562	(83,098)	(1,065)
Collection of investments in leases	70,014	59,428	762	221,219	199,132	2,553
Other	4,406	15,092	193	(15,691)	18,197	233

Net cash used in investing activities	(49,026)	(83,083)	(1,065)	(154,666)	(304,844)	(3,908)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	(34,738)	167,660	2,149	(212,415)	298,255	3,824
Dividends paid to stockholders	(22,613)	(13,588)	(174)	(22,625)	(27,093)	(347)
Dividends paid to noncontrolling interests	(7,752)	(9,338)	(120)	(18,192)	(21,026)	(270)
Other	(208)	(53)	(1)	(5,976)	(1,428)	(18)

Net cash provided by (used in) financing activities	(65,311)	144,681	1,855	(259,208)	248,708	3,189

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	—	—	12,030	—	—
Effect of exchange rate changes on cash and cash equivalents	(4,878)	(17,896)	(229)	(38,670)	(37,457)	(480)

Net increase (decrease) in cash and cash equivalents	(77,123)	51,207	657	(20,890)	7,040	90

Cash and cash equivalents at beginning of the period	633,817	510,643	6,547	577,584	554,810	7,113

Cash and cash equivalents at end of the period	556,694	561,850	7,203	556,694	561,850	7,203

Segment Information

(1) Business Segments

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Information & Telecommunication Systems	388,609	407,600	105	5,226	1,163,425	1,204,646	104	15,444
	15%	16%			15%	16%
Power Systems	183,739	166,377	91	2,133	568,552	538,831	95	6,908
	7%	7%			7%	7%
Social Infrastructure & Industrial Systems	275,638	259,524	94	3,327	784,548	773,055	99	9,911
	11%	10%			10%	10%
Electronic Systems & Equipment	245,599	248,527	101	3,186	774,640	782,117	101	10,027
	10%	10%			10%	10%
Construction Machinery	181,859	187,652	103	2,406	516,260	543,542	105	6,968
	7%	7%			7%	7%
High Functional Materials & Components	363,097	361,199	99	4,631	1,063,580	1,061,843	100	13,613
	14%	14%			14%	14%
Automotive Systems	190,739	216,930	114	2,781	573,076	605,039	106	7,757
	7%	8%			8%	8%
Components & Devices	192,509	197,243	102	2,529	588,485	564,666	96	7,239
	8%	8%			8%	7%
Digital Media & Consumer Products	248,849	194,620	78	2,495	755,763	665,963	88	8,538
	10%	8%			10%	9%
Financial Services	91,386	84,701	93	1,086	278,038	266,112	96	3,412
	4%	3%			4%	3%
Others	189,692	230,702	122	2,958	564,965	698,535	124	8,956
	7%	9%			7%	9%
Subtotal	2,551,716	2,555,075	100	32,757	7,631,332	7,704,349	101	98,774
	100%	100%			100%	100%
Eliminations & Corporate items	(288,271)	(290,128)	—	(3,720)	(865,436)	(866,673)	—	(11,111)

Revenues Total	2,263,445	2,264,947	100	29,038	6,765,896	6,837,676	101	87,663

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Information & Telecommunication Systems	18,515	18,926	102	243	53,071	49,973	94	641
	15%	19%			15%	18%
Power Systems	4,343	(11,874)	—	(152)	18,655	(11,269)	—	(144)
	4%	(12%)			5%	(4%)
Social Infrastructure & Industrial Systems	11,958	7,831	65	100	22,712	14,153	62	181
	10%	8%			7%	5%
Electronic Systems & Equipment	7,394	8,556	116	110	23,675	29,898	126	383
	6%	9%			7%	11%
Construction Machinery	12,869	13,274	103	170	31,100	39,115	126	501
	10%	13%			9%	14%
High Functional Materials & Components	23,706	22,960	97	294	73,960	56,774	77	728
	19%	23%			22%	20%
Automotive Systems	6,298	11,700	186	150	11,923	26,405	221	339
	5%	12%			4%	9%
Components & Devices	13,262	15,615	118	200	48,847	28,231	58	362
	11%	16%			14%	10%
Digital Media & Consumer Products	9,902	(4,708)	—	(60)	20,876	493	2	6
	8%	(5%)			6%	0%
Financial Services	6,650	6,241	94	80	17,919	20,413	114	262
	5%	6%			5%	7%
Others	8,927	11,359	127	146	21,765	27,712	127	355
	7%	11%			6%	10%
Subtotal	123,824	99,880	81	1,281	344,503	281,898	82	3,614
	100%	100%			100%	100%
Eliminations & Corporate items	(3,984)	(4,765)	—	(61)	(6,615)	(16,169)	—	(207)

Operating income Total	119,840	95,115	79	1,219	337,888	265,729	79	3,407

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Figures of business segments, including the figures of previous fiscal year, have been restated to reflect the reclassification.

(2) Revenues by Market

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Japan	1,259,938	1,286,900	102	16,499	3,783,501	3,859,315	102	49,478
	56%	57%			56%	56%
Asia	515,187	454,945	88	5,833	1,537,800	1,458,179	95	18,695
	23%	20%			23%	22%
North America	192,005	216,319	113	2,773	572,557	608,422	106	7,800
	8%	10%			8%	9%
Europe	188,586	192,856	102	2,473	551,838	567,282	103	7,273
	8%	8%			8%	8%
Other Areas	107,729	113,927	106	1,461	320,200	344,478	108	4,416
	5%	5%			5%	5%
Outside Japan	1,003,507	978,047	97	12,539	2,982,395	2,978,361	100	38,184
	44%	43%			44%	44%
Total	2,263,445	2,264,947	100	29,038	6,765,896	6,837,676	101	87,663
	100%	100%			100%	100%

February 2, 2012

Hitachi, Ltd.

Supplementary Information for the Third Quarter ended December 31, 2011

1. Summary (Consolidated basis)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)*1
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues*2	2,263.4	6,765.8	2,264.9	100%	6,837.6	101%	9,500.0	102%
Operating income*2	119.8	337.8	95.1	79%	265.7	79%	400.0	90%
Percentage of revenues	5.3	5.0	4.2	—	3.9	—	4.2	—
Income before income taxes*2	107.0	370.8	83.9	78%	216.9	59%	410.0	95%
Net income*2	80.4	284.8	46.4	58%	124.1	44%	280.0	92%
Net income attributable to Hitachi, Ltd.*2	62.0	220.1	34.2	55%	85.2	39%	200.0	84%
Average exchange rate (yen / U.S.$)	83	87	77	—	79	—	—	—
Net interest and dividends*2	(2.3)	(5.6)	(3.7)	—	(6.5)	—	—	—

*1	Hitachi expects to close the transaction to transfer Hitachi’s hard disk drive business to Western Digital Corporation in the quarter ending March 2012.
The hard disk drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Business forecasts for fiscal 2011, ending March 31, 2012 include the operating results of Hitachi GST for the twelve months ended December 31, 2011.
*2	Billions of yen

Assumed exchange rate for the 4th quarter of fiscal 2011 (yen / U.S.$): 75

	As of March 31, 2011	As of December 31, 2011
Cash and cash equivalents, Short-term investments (billions of yen)	571.4	573.1
Interest-bearing debt (billions of yen)	2,521.5	2,801.3
D/E Ratio (Including Noncontrolling interests) (times)	1.03	1.14
Number of employees	361,745	375,674
Japan	216,393	219,292
Overseas	145,352	156,382
Number of consolidated subsidiaries (Including Variable interest entities)	913	958
Japan	351	351
Overseas	562	607

2. Consolidated Revenues by Business Segment*3

	(Billions of yen)

	2010	2011 (Forecast)
	Twelve months ended March 31	Twelve months ending March 31	Twelve months ending March 31		(C)/(B)
	(A)	(B) Previous*4	(C) Latest	(C)/(A)
Information & Telecommunication Systems	1,652.0	1,700.0	1,700.0	103%	100%
Power Systems	813.2	810.0	800.0	98%	99%
Social Infrastructure & Industrial Systems	1,156.9	1,170.0	1,190.0	103%	102%
Electronic Systems & Equipment	1,079.3	1,110.0	1,090.0	101%	98%
Construction Machinery	751.3	830.0	780.0	104%	94%
High Functional Materials & Components	1,408.1	1,460.0	1,420.0	101%	97%
Automotive Systems	773.5	810.0	830.0	107%	102%
Components & Devices	772.5	630.0	710.0	92%	113%
Digital Media & Consumer Products	951.5	900.0	860.0	90%	96%
Financial Services	372.9	360.0	350.0	94%	97%
Others	767.4	930.0	950.0	124%	102%
Subtotal	10,499.2	10,710.0	10,680.0	102%	100%
Eliminations & Corporate items	(1,183.4)	(1,210.0)	(1,180.0)	—	—
Total	9,315.8	9,500.0	9,500.0	102%	100%

*3	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Consolidated figures by business segment, including the figures of previous fiscal year, have been restated to reflect the reclassification.
*4	Forecast announced on November 1, 2011.

3. Consolidated Operating Income (Loss) by Business Segment*3

	(Billions of yen)

	2010	2011 (Forecast)
	Twelve months ended March 31	Twelve months ending March 31	Twelve months ending March 31		(C)-(B)
	(A)	(B) Previous*4	(C) Latest	(C)-(A)
Information & Telecommunication Systems	98.6	110.0	100.0	1.3	(10.0)
Power Systems	22.0	10.0	(34.0)	(56.0)	(44.0)
Social Infrastructure & Industrial Systems	39.9	46.0	45.0	5.0	(1.0)
Electronic Systems & Equipment	37.2	48.0	43.0	5.7	(5.0)
Construction Machinery	49.1	64.0	64.0	14.8	0.0
High Functional Materials & Components	84.5	74.0	74.0	(10.5)	0.0
Automotive Systems	18.4	26.0	33.0	14.5	7.0
Components & Devices	54.7	29.0	37.0	(17.7)	8.0
Digital Media & Consumer Products	14.9	5.0	(6.0)	(20.9)	(11.0)
Financial Services	14.2	25.0	27.0	12.7	2.0
Others	28.9	29.0	32.0	3.0	3.0
Subtotal	462.9	466.0	415.0	(47.9)	(51.0)
Eliminations & Corporate items	(18.4)	(66.0)	(15.0)	3.4	51.0
Total	444.5	400.0	400.0	(44.5)	0.0

4. Consolidated Overseas Revenues by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)
Information & Telecommunication Systems	107.3	290.4	108.3	101%	307.4	106%
Power Systems	83.2	237.7	67.4	81%	203.5	86%
Social Infrastructure & Industrial Systems	70.2	193.4	71.0	101%	205.5	106%
Electronic Systems & Equipment	135.6	416.6	138.7	102%	447.9	107%
Construction Machinery	135.8	394.8	127.4	94%	397.0	101%
High Functional Materials & Components	133.0	402.5	126.1	95%	395.0	98%
Automotive Systems	81.9	248.8	93.4	114%	269.5	108%
Components & Devices	143.3	433.8	159.8	112%	450.4	104%
Digital Media & Consumer Products	102.4	346.9	79.2	77%	283.8	82%
Financial Services	11.8	35.1	12.2	103%	36.8	105%
Others	27.2	75.0	27.2	100%	93.0	124%
Subtotal	1,032.3	3,075.5	1,011.1	98%	3,090.2	100%
Eliminations & Corporate items	(28.8)	(93.1)	(33.0)	—	(111.8)	—
Total	1,003.5	2,982.3	978.0	97%	2,978.3	100%

5. Consolidated Capital Investment by Business Segment (Completion basis, including Leasing Assets)*3
			(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)
Information & Telecommunication Systems	5.8	21.2	11.2	194%	29.3	138%
Power Systems	1.6	7.2	7.3	441%	17.1	235%
Social Infrastructure & Industrial Systems	3.1	11.7	4.9	160%	16.5	141%
Electronic Systems & Equipment	2.9	9.3	7.8	268%	16.2	175%
Construction Machinery	11.2	26.4	19.2	171%	46.1	174%
High Functional Materials & Components	15.9	42.4	16.4	103%	43.9	104%
Automotive Systems	5.3	12.9	11.2	211%	26.5	205%
Components & Devices	15.7	39.6	11.8	75%	34.9	88%
Digital Media & Consumer Products	3.2	10.0	3.2	101%	10.9	109%
Financial Services	72.2	211.6	59.3	82%	189.6	90%
Others	11.3	23.0	8.3	73%	23.8	103%
Subtotal	148.6	415.7	161.1	108%	455.2	109%
Eliminations & Corporate items	(7.8)	(11.3)	(1.6)	—	(7.4)	—
Total	140.8	404.3	159.4	113%	447.8	111%
Internal use Assets	69.1	189.4	93.8	136%	248.4	131%
Leasing Assets	71.7	214.9	65.6	92%	199.3	93%

6. Consolidated Depreciation by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)
Information & Telecommunication Systems	8.4	25.7	8.7	104%	22.3	87%
Power Systems	4.3	13.2	4.3	98%	12.2	92%
Social Infrastructure & Industrial Systems	5.1	15.5	5.1	101%	14.7	95%
Electronic Systems & Equipment	3.2	9.6	3.1	97%	8.6	90%
Construction Machinery	8.5	25.5	8.6	102%	25.6	100%
High Functional Materials & Components	16.7	51.0	15.5	93%	46.2	91%
Automotive Systems	7.9	23.2	7.1	90%	19.2	83%
Components & Devices	12.4	37.5	10.3	84%	31.4	84%
Digital Media & Consumer Products	5.2	15.0	4.5	87%	14.0	93%
Financial Services	13.2	43.1	14.0	106%	43.5	101%
Others	6.7	20.3	7.5	111%	22.2	110%
Subtotal	92.0	280.1	89.3	97%	260.5	93%
Eliminations & Corporate items	0.7	2.5	0.7	108%	1.8	73%
Total	92.7	282.6	90.1	97%	262.3	93%
Internal use Assets	74.4	224.7	70.4	95%	202.7	90%
Leasing Assets	18.3	57.8	19.6	107%	59.6	103%

7. Consolidated R&D Expenditure by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)
Information & Telecommunication Systems	17.4	57.7	20.0	115%	61.8	107%
Power Systems	3.7	11.3	3.8	103%	11.5	101%
Social Infrastructure & Industrial Systems	5.2	15.1	5.1	98%	16.2	108%
Electronic Systems & Equipment	11.4	33.1	11.1	98%	34.2	103%
Construction Machinery	4.0	12.2	4.1	103%	11.9	97%
High Functional Materials & Components	12.2	35.3	11.6	95%	34.4	97%
Automotive Systems	12.4	36.9	13.7	110%	39.1	106%
Components & Devices	17.3	52.0	16.2	94%	50.9	98%
Digital Media & Consumer Products	5.6	17.8	5.6	101%	17.4	98%
Financial Services	—	0.1	—	—	0.2	184%
Others	0.7	2.5	0.4	52%	1.5	61%
Corporate items	5.3	15.9	5.8	111%	17.5	110%
Total	95.5	290.4	97.9	102%	297.0	102%
Percentage of revenues (%)	4.2	4.3	4.3	—	4.3	—

8. Consolidated Balance Sheets by Financial and Non-Financial Services*5

	(Billions of yen)

	As of March 31, 2011			As of December 31, 2011
	Manufacturing, Services and Others	Financial Services	Total*6	Manufacturing, Services and Others	Financial Services	Total*6
Current assets	4,302.1	940.0	4,900.0	4,571.1	983.9	5,144.4
Cash and cash equivalents	533.6	108.8	554.8	538.9	142.3	561.8
Trade receivables	1,770.8	483.4	2,090.9	1,786.0	544.5	2,097.2
Investments in leases	82.6	171.2	228.3	82.5	162.7	221.2
Current portion of financial assets transferred to consolidated securitization entities	58.2	125.3	183.5	5.2	90.7	95.9
Inventories	1,341.8	0.2	1,341.7	1,672.5	0.0	1,672.4
Others	514.9	50.9	500.6	485.8	43.4	495.7
Investments and advances	605.6	43.2	614.1	539.1	58.3	557.9
Property, plant and equipment	1,920.1	193.4	2,111.2	1,956.3	191.2	2,145.4
Financial assets transferred to consolidated securitization entities	—	304.1	304.1	—	228.3	228.3
Other assets	849.8	456.7	1,256.0	898.2	430.0	1,281.1
Total Assets	7,677.7	1,937.6	9,185.6	7,964.8	1,891.9	9,357.2

Current liabilities	3,505.8	926.8	4,088.8	3,830.9	963.2	4,380.4
Short-term debt and current portion of long-term debt	605.2	347.4	810.8	968.7	447.1	1,250.3
Current portion of non-recourse borrowings of consolidated securitization entities	21.8	169.0	190.8	5.2	111.3	116.6
Trade payables	1,182.3	224.7	1,257.1	1,250.6	265.9	1,305.2
Others	1,696.4	185.6	1,829.9	1,606.1	138.7	1,708.2
Long-term debt	886.5	484.3	1,300.3	881.9	473.1	1,284.6
Non-recourse borrowings of consolidated securitization entities	—	219.5	219.5	—	149.6	149.6
Other noncurrent liabilities	1,075.0	64.8	1,135.5	1,020.9	60.5	1,076.7
Total Liabilities	5,467.4	1,695.5	6,744.2	5,733.8	1,646.5	6,891.6
Total Hitachi, Ltd. stockholders’ equity	1,308.9	142.8	1,439.8	1,333.8	144.6	1,466.8
Noncontrolling interests	901.3	99.1	1,001.5	897.2	100.6	998.7
Total Equity	2,210.3	242.0	2,441.3	2,231.0	245.3	2,465.6
Total Liabilities and Equity	7,677.7	1,937.6	9,185.6	7,964.8	1,891.9	9,357.2

Interest-bearing debt	1,513.6	1,220.3	2,521.5	1,856.0	1,181.3	2,801.3
D/E ratio (including noncontrolling interests)	0.68	5.04	1.03	0.83	4.82	1.14
Total Hitachi, Ltd. stockholders’ equity ratio	17.0%	7.4%	15.7%	16.7%	7.6%	15.7%

*5	Figures in tables 8, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.
*6	Total Figures exclude intra-segment transactions.

9. Consolidated Statements of Operations by Financial and Non-Financial Services*5

	(Billions of yen)

	2010			2011
	Nine months ended December 31			Nine months ended December 31
	Manufacturing, Services and Others	Financial Services	Total*6	Manufacturing, Services and Others	Financial Services	Total*6
Revenues	6,606.8	278.0	6,765.8	6,671.6	266.1	6,837.6
Operating income	321.0	17.9	337.8	246.7	20.4	265.7
Income before income taxes	354.8	17.6	370.8	199.1	19.6	216.9
Net income attributable to Hitachi, Ltd.	216.0	6.0	220.1	81.1	6.1	85.2

10. Consolidated Statements of Cash Flows by Financial and Non-Financial Services*5

	(Billions of yen)

	2010			2011
	Nine months ended December 31			Nine months ended December 31
	Manufacturing, Services and Others	Financial Services	Total*6	Manufacturing, Services and Others	Financial Services	Total*6
Cash flows from operating activities	368.8	70.8	419.6	81.3	27.7	100.6
Cash flows from investing activities	(261.5)	92.1	(154.6)	(329.2)	32.6	(304.8)
Cash flows from financing activities	(81.9)	(194.0)	(259.2)	290.4	(26.6)	248.7
Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12.0	12.0	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(38.4)	(0.2)	(38.6)	(37.1)	(0.2)	(37.4)
Net increase (decrease) in cash and cash equivalents	(13.0)	(19.3)	(20.8)	5.3	33.4	7.0
Cash and cash equivalents at beginning of the period	549.1	213.3	577.5	533.6	108.8	554.8
Cash and cash equivalents at end of the period	536.1	193.9	556.6	538.9	142.3	561.8

11. Information & Telecommunication Systems

(1) Revenues and Operating Income*7

	(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues	388.6	1,163.4	407.6	105%	1,204.6	104%	1,700.0	103%
Software & Services	255.3	775.4	268.5	105%	821.6	106%	1,180.0	105%
Software	42.0	115.8	42.0	100%	125.5	108%
Services	213.3	659.6	226.4	106%	695.9	106%
Hardware	133.2	387.6	139.0	104%	382.9	99%	520.0	98%
Storage*8	50.8	137.0	50.4	99%	142.4	104%
Servers*9	11.4	36.3	11.2	98%	35.2	97%
PCs*10	6.3	21.2	6.2	98%	20.7	98%
Telecommunication	31.5	96.7	38.1	121%	99.3	103%
Others	33.0	95.9	33.0	100%	84.9	89%
Operating income	18.5	53.0	18.9	102%	49.9	94%	100.0	101%
Software & Services							86.0	100%
Hardware							14.0	110%

*7	Figures for each product exclude intra-segment transactions.
*8	Figures for Storage include disk array systems, etc.
*9	Figures for Servers include general-purpose computers, UNIX servers, etc.
*10	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

	(Billions of yen)

	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues	87.0	235.0	94.0	108%	261.0	111%	335.0	104%

12. Hard Disk Drives*11*12

Period recorded for consolidated accounting purposes	2010		2011
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)
Shipment Period	Jul. 2010 to Sep. 2010	Jan. 2010 to Sep. 2010	Jul. 2011 to Sep. 2011		Jan. 2011 to Sep. 2011
Revenues
Billions of yen	128.7	399.4	131.6	102%	363.8	91%
Millions of U.S.$	1,498	4,461	1,689	113%	4,520	101%
Operating income
Billions of yen	11.9	48.7	14.0	118%	27.5	56%
Millions of U.S.$	138	541	180	130%	344	64%
Shipments (thousand units)*13	28,800	83,500	31,900	111%	87,400	105%
Consumer and Commercial
2.5-inch	16,800	49,100	20,000	119%	52,700	107%
3.5-inch	8,400	24,400	8,100	96%	23,600	97%
Servers	1,800	5,200	2,700	148%	6,900	133%
Emerging	790	2,440	360	45%	1,820	75%
External HDD	960	2,420	780	81%	2,390	99%

*11  The hard disk drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2011 include the operating results of Hitachi GST for the nine months ended September 30, 2011.

*12  Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

*13  Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

Period recorded for consolidated accounting purposes	2010		2011
	Three months ended March 31, 2011	Total	Three months ended March 31, 2012		Total
	(E)	(F)	(G)(Preliminary)	(G)/(E)	(H)(Preliminary)	(H)/(F)
Shipment Period	Oct. 2010 to Dec. 2010	Jan. 2010 to Dec. 2010	Oct. 2011 to Dec. 2011		Jan. 2011 to Dec. 2011
Revenues
Billions of yen	127.4	526.8	97.0	76%	460.8	87%
Millions of U.S.$	1,542	6,003	1,253	81%	5,773	96%
Operating income
Billions of yen	8.6	57.2	9.3	108%	36.8	64%
Millions of U.S.$	104	645	120	115%	464	72%
Shipments (thousand units)*13	30,300	113,800	17,300	57%	104,700	92%
Consumer and Commercial
2.5-inch	16,300	65,300	8,400	52%	61,100	94%
3.5-inch	9,600	34,000	5,000	52%	28,600	84%
Servers	2,300	7,400	2,900	127%	9,800	131%
Emerging	1,090	3,530	370	34%	2,190	62%
External HDD	1,040	3,460	540	52%	2,930	85%

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces New Management Structure

Driving Faster Growth in the Infrastructure Systems Business

TOKYO, February 3, 2012 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501) today announced the new establishment of the Information & Telecommunication Systems Group, Infrastructure Systems Group and Power Systems Group. Also, Hitachi will establish the Construction Machinery Group and High Functional Materials & Components Group as the Hitachi Group’s news management structure. The new structure will be effective from April 1, 2012, and is intended to enable swift response to the dynamic global changes in business models and services centered on social infrastructure. In the Infrastructure Systems Group, Hitachi will take strategic measures to respond to surging worldwide demand by combining related business within the group to strengthen and enhance the Group’s business functions. The Hitachi Group’s businesses will be reorganized into five primary business domains, with an increased focus on growing fields.

Moreover, on April 1, 2012, Hitachi will create the post of Chief Executive Officer for Asia Pacific, to strengthen local leadership functions in the Asia-Pacific region, where strong economic growth is expected to continue going forward. The Chief Executive Officer for Asia Pacific will formulate and execute a regional strategy reflecting a local perspective, and take other measures to speed decision-making and strengthen business operation management, such as centralizing procurement functions. In this way, Hitachi will drive further business expansion in China and the Asian region as a whole. By implementing new management structures and continuously reforming them, Hitachi aims to dramatically improve management efficiency as it strives to establish itself as a major globally competitive player.

Demand for safe, secure and economical social infrastructure is growing steadily, spurred by rising global environmental awareness, energy issues, natural disasters and other factors. Users require companies to provide such social infrastructure along with a wide range of functions such as consulting to accurately identify and understand regional needs and issues, technological and engineering skills to solve problems, and service functions to maintain and operate the infrastructure. Partly in response to the rise of emerging-market companies, a growing number of infrastructure companies, primarily those in Western countries, have moved to bolster their collective strength by combining the resources of their infrastructure divisions.

Hitachi has decided to reorganize its management structure based on a “market-driven” approach grounded in customer needs. The objective is to further accelerate the Social Innovation Business and remain competitive in the global market for social infrastructure projects. By organizing its management units into five groups aligned with customer needs, Hitachi will speed decision-making and increase its focus on growing fields. Furthermore, in the China/Asian region, Hitachi will enhance its value propositions as a group by formulating strategies and developing businesses firmly founded in local markets.

The main points of the reorganization are as follows:

1. Enhancing Management Efficiency by Organizing Major Businesses into Five Groups

The Hitachi Group will enhance management efficiency by reorganizing its broad range of businesses into the following five groups: the Information & Telecommunication Systems Group, Infrastructure Systems Group, Power Systems Group, Construction Machinery Group and High Functional Materials & Components Group. By integrating the management of strongly related groups of businesses, Hitachi will improve decision-making speed, optimize the business portfolio within each group, and establish a globally competitive business structure.

Each of the business groups will maximize the value they provide to customers by optimizing the business operation management in their respective business domains.

Hitachi will provide market-driven, integrated value propositions that anticipate customer needs, with the aim of making Hitachi a major player able to compete globally in each business field.

Meanwhile, on a Company-wide level, these reforms will enable Hitachi to prioritize business resources on business development and other initiatives at a higher level, based on the sharing of global strategies, human resources and financial strategies across the Company. Every effort will be made in these respects to accelerate Hitachi’s growth at the consolidated level.

Furthermore, in order to accelerate these improvements of the Hitachi Group’s overall management efficiency, on April 1, 2012, Hitachi will establish the Social Innovation Business Project Division, reporting directly to the president. The new organization will lead new business creation initiatives in industries and regions offering strong growth prospects. The Social Innovation Business Project Division will bridge Information & Telecommunication Systems and Infrastructure Systems functions, perform customer-focused general sales activities for key accounts, operate regional sales activities directed at cultivating new markets, and create service-related business models, among other tasks.

2. Strengthening Infrastructure Systems Group Functions

On April 1, 2012, Hitachi will establish the Infrastructure Systems Group in order to optimize functions, business scale and resources to compete with global competitors in the fast-changing social infrastructure field, which offers big business opportunities in such areas as smart cities, water treatment and transportation.

At the same time, Hitachi will reorganize the Information & Control Systems Company, Industrial & Social Infrastructure Systems Company and Hitachi Plant Technologies, Ltd. to form the Infrastructure Systems Company. As the core member of the Infrastructure Systems Group, the Infrastructure Systems Company will lead business development in the infrastructure field working closely with groups within Hitachi, including the Rail Systems Company, Urban Planning and Development Systems Company, Defense Systems Company, Hitachi Plant Technologies, Ltd., Hitachi Industrial Equipment Systems Co., Ltd., and Hitachi Automotive Systems, Ltd., etc.

The Infrastructure Systems Group will establish a management structure for providing products, systems and services as well as a broad range of functions, including consulting and engineering, across the entire business from upstream to downstream. To this end, the Infrastructure Systems Group will be internally reorganized into three units: (1) Smart Infrastructure; (2) System Engineering; and (3) Components. Under this structure, the Infrastructure Systems Group will provide vertically integrated products and services by cooperating with the Social Innovation Business Project Division which leads new business creation initiatives.

Similar organization will be established in the Information & Telecommunication Systems Group, named Smart Information Systems Division, which will be responsible for information systems of smart infrastructure. Through these measures, Hitachi will work to improve its value proposition with fusion of IT and infrastructure, the strength of Hitachi.

3. Chief Executive Officer for Asia Pacific

On April 1, 2012, Hitachi will create the new post of Chief Executive Officer for Asia Pacific in order to ensure deployment of businesses that responses to local needs in the Asian belt region.

In the fast-growing and diverse China/Asian region, the Chief Executive Officer for Asia Pacific will work to drive business expansion across the entire Hitachi Group through prompt decision-making based on local conditions, while providing market analysis and formulating management and regional strategies from a local perspective that differs from the viewpoint from Japan. China is Hitachi’s largest overseas market, accounting for 13% of revenues. The country is expected to continue growing rapidly under its 12th Five-Year Plan. In view of the need to continue to expand business in China, the Chief Executive Officer for Asia Pacific will be stationed in Beijing in order to further strengthen ties with the Chinese government, municipalities and other partners.

In addition to formulating the regional strategy for the China/Asian region, the Chief Executive Officer for Asia Pacific will be responsible for procurement management functions, setting the overall direction for regional management policy, and providing opinions to Head Office.

Furthermore, Hitachi will strengthen the leadership functions of the Chief Executive Officer for Asia Pacific in the region by transferring certain head-office functions, such as budgeting, personnel affairs, profit management, investment, business reorganization and alliances, and brand management. In addition, Hitachi plans to expand the scope of responsibility for this position to the entire Asia-Pacific region going forward.

<New Management Structure as of April 1, 2012>

•	Hitachi’s Management Structure Based on Five Groups

•	Infrastructure Systems Group

•	Information & Telecommunication Systems Group

•	Chief Executive Officer for Asia Pacific

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, February 3, 2012 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors. The appointments take effect on April 1, 2012.

1. Executive Changes [Effective April 1, 2012]

(1) Promotion

Shigeru Azuhata

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer and General Manager of Research & Development Group, Supervisory Office for Business Coordination and Corporate Healthcare Group and Deputy General Manager of Water Environment Solutions Division

Current Position: Senior Vice President and Executive Officer, in charge of Environmental Strategies, Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer, General Manager of Research & Development Group, Supervisory Office for Business Coordination and Corporate Healthcare Group, Deputy General Manager of Water Environment Solutions Division

Toyoaki Nakamura

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Strategy and Corporate Pension System, General Manager of Finance & Accounting Group

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Corporate Pension System, General Manager of Finance and Accounting Group

Yutaka Saito

New Position: Senior Vice President and Executive Officer, in charge of Medical Systems Business, President & CEO of Infrastructure Systems Group and Infrastructure Systems Company and Deputy General Manager of Smart City Business Management Division

Current Position: Vice President and Executive Officer, President & CEO of Information & Control Systems Company and Deputy General Manager of Smart City Business Management Division

Masahide Tanigaki

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Hitachi Group Global Business, General Manager of Corporate Marketing Group, International Marketing Division and Corporate Export Regulation Division

Current Position: Vice President and Executive Officer, in charge of Corporate Export Regulation, General Manager of Corporate Marketing Group and International Marketing Division

(2) New Executive Officers

Shinichiro Omori

New Position: Vice President and Executive Officer, General Manager of Corporate Procurement Division

Current Position: General Manager of Corporate Procurement Division

Kaoru Kawano

New Position: Vice President and Executive Officer, General Manager of Kansai Area Operation

Current Position: General Manager of Kansai Area Operation

Keiji Kojima

New Position: Vice President and Executive Officer, General Manager of Hitachi Research Laboratory, Research & Development Group

Current Position: General Manager of Hitachi Research Laboratory, Research & Development Group

Hiroshi Nakayama

New Position: Vice President and Executive Officer, President & CEO of Rail Systems Company, Infrastructure Systems Group

Current Position: President & CEO of Rail Systems Company

Masaya Watanabe

New Position: Vice President and Executive Officer, Chief Strategy Officer of Information & Telecommunication Systems Company, Information & Telecommunication Systems Group

Current Position: Chief Strategy Officer of Information & Telecommunication Systems Company

(3) Changes of Position

Koji Tanaka

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business and Infrastructure Systems Business

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial & Social Systems Business, Transportation Systems Business, Urban Planning and Development Systems Business and Defense Systems Business

Junzo Nakajima

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Systems Business and Information Technology, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Business, Information & Control Systems Business and Information Technology, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

Kazuhiro Mori

New Position: Executive Vice President and Executive Officer, Chief Executive Officer for Asia Pacific

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales Operations, Hitachi Group Global Business, Medical Systems Business and Business Incubation and General Manager of Corporate Export Regulation Division

Shinjiro Iwata

New Position: Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Group and Information & Telecommunication Systems Company

Current Position: Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company

Makoto Ebata

New Position: Senior Vice President and Executive Officer, General Manager of Consumer Business Division and Hitachi Group Chief Transformation Officer

Current Position: Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Consumer Business Division and Hitachi Group Chief Transformation Officer

Tatsuro Ishizuka

New Position: Vice President and Executive Officer, in charge of Business Incubation, President & CEO of Power Systems Group and Power Systems Company and Deputy General Manager of Smart City Business Management Division

Current Position: Vice President and Executive Officer, President & CEO of Power Systems Company and Deputy General Manager of Smart City Business Management Division

Yoshifumi Kanda

New Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division, Customer Satisfaction Promotion Center and Power Systems Sales Management Division, Power Systems Company, Power Systems Group

Current Position: Vice President and Executive Officer, General Manager of Power Systems Sales Management Division, Power Systems Company

Ryuichi Kitayama

New Position: Vice President and Executive Officer, Chief Executive for China

Current Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division and Customer Satisfaction Promotion Center

Kazuhiro Kurihara

New Position: Vice President and Executive Officer, in charge of Medical Systems Business, General Manager of Social Innovation Business Project Division

Current Position: Vice President and Executive Officer, General Manager of Chubu Area Operation

Toshiaki Higashihara

New Position: Vice President and Executive Officer, Vice President and Executive Officer of Infrastructure Systems Group and President and Representative Director of Hitachi Plant Technologies, Ltd.

Current Position: Vice President and Executive Officer, in charge of Industrial & Social Systems Business, President and Representative Director of Hitachi Plant Technologies, Ltd.

2. Resignation [Effective March 31, 2012]

Takashi Miyoshi, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Strategy, Finance and Corporate Pension System

—Scheduled to continue Director of Hitachi, Ltd.

Hitoshi Isa, currently Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Company

—Scheduled to be appointed Senior Officer for Thermal Power Plant Business of Hitachi, Ltd., effective on April 1, 2012

Osamu Ohno, currently Vice President and Executive Officer, General Manager of Corporate Information Technology Group and Chief Innovation Officer of Power Systems Company

—Scheduled to be appointed Board Director, Senior Vice President and Executive Officer, Hitachi Systems, Ltd., effective on April 1, 2012

Nobuyuki Ohno, currently Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

—Scheduled to be appointed Board Director, Executive Vice President and Executive Officer, Hitachi Systems, Ltd., effective on April 1, 2012

Masahiro Kitano, currently Vice President and Executive Officer, in charge of Quality Assurance and Production Engineering, General Manager of Environmental Strategy Office, MONOZUKURI Group and MONOZUKURI Strategy Division and Deputy General Manager of Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment

—Scheduled to be appointed President and CEO of Hitachi Medical Corporation, effective on April 1, 2012

Note:	Executives are listed by position and in Japanese alphabetical order within each grouping.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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1. Executive Officers [Effective April 1, 2012]

[(a) Promotion / (b) New]

	Hiroaki Nakanishi	Representative Executive Officer and President

General Manager of Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment

(a)	Shigeru Azuhata

Representative Executive Officer,

Executive Vice President and Executive Officer,

Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer and General Manager of Research & Development Group, Supervisory Office for Business Coordination and Corporate Healthcare Group and Deputy General Manager of Water Environment Solutions Division

	Koji Tanaka	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business and Infrastructure Systems Business

Junzo Nakajima

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information & Telecommunication Systems Business and Information Technology, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

(a)	Toyoaki Nakamura	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Strategy and Corporate Pension System, General Manager of Finance & Accounting Group

Nobuo Mochida

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of High Functional Materials & Components, Production Engineering, Battery Systems Business and Automotive Systems Business, General Manager of Corporate Quality Assurance Division and Chairman of the Board of Hitachi Metals, Ltd.

	Kazuhiro Mori	Executive Vice President and Executive Officer, Chief Executive Officer for Asia Pacific

	Shinjiro Iwata	Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Group and Information & Telecommunication Systems Company

	Makoto Ebata	Senior Vice President and Executive Officer, General Manager of Consumer Business Division and Hitachi Group Chief Transformation Officer

Toshiaki Kuzuoka

Senior Vice President and Executive Officer,

in charge of Human Capital, Government & External Relations and Corporate Auditing, General Manager of Legal and Communications Group, Legal Division, Compliance Division and CSR Division

(a)	Yutaka Saito

Senior Vice President and Executive Officer,

in charge of Medical Systems Business, President & CEO of Infrastructure Systems Group and Infrastructure Systems Company and Deputy General Manager of Smart City Business Management Division

(a)	Masahide Tanigaki

Representative Executive Officer,

Senior Vice President and Executive Officer, in charge of Hitachi Group Global Business, General Manager of Corporate Marketing Group,

International Marketing Division and Corporate Export Regulation Division

	Toshio Ikemura	Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company, Infrastructure Systems Group

Tatsuro Ishizuka

Vice President and Executive Officer,

in charge of Business Incubation, President & CEO of Power Systems Group and Power Systems Company and Deputy General Manager of Smart City Business Management Division

(b)	Shinichiro Omori	Vice President and Executive Officer, General Manager of Corporate Procurement Division

(b)	Kaoru Kawano	Vice President and Executive Officer, General Manager of Kansai Area Operation

Yoshifumi Kanda

Vice President and Executive Officer,

Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division, Customer Satisfaction Promotion Center and Power Systems Sales Management Division, Power Systems Company, Power Systems Group

	Ryuichi Kitayama	Vice President and Executive Officer, Chief Executive for China

	Kazuhiro Kurihara	Vice President and Executive Officer, in charge of Medical Systems Business, General Manager of Social Innovation Business Project Division

(b)	Keiji Kojima	Vice President and Executive Officer, General Manager of Hitachi Research Laboratory, Research & Development Group

	Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Systems Company, Information & Telecommunication Systems Group

	Yasuo Tanabe	Vice President and Executive Officer, General Manager of Government & External Relations Division

(b)	Hiroshi Nakayama	Vice President and Executive Officer, President & CEO of Rail Systems Company, Infrastructure Systems Group

	Toshikazu Nishino	Vice President and Executive Officer, General Manager of Strategy Planning Division and Strategy Planning Office

	Masaharu Hanyu	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems and General Manager of Nuclear Systems Division, Power Systems Company, Power Systems Group

	Toshiaki Higashihara	Vice President and Executive Officer, Vice President and Executive Officer of Infrastructure Systems Group and President and Representative Director of Hitachi Plant Technologies, Ltd.

	Naoki Mitarai	Vice President and Executive Officer, General Manager of Human Capital Group and Corporate Administration Division

	Yoshihiko Mogami	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Company, Information & Telecommunication Systems Group

(b)	Masaya Watanabe	Vice President and Executive Officer, Chief Strategy Officer of Information & Telecommunication Systems Company, Information & Telecommunication Systems Group

Note:	Executives are listed by position and in Japanese alphabetical order within each grouping.

2. Biography of New Executive Officers

Shinichiro Omori

1. Date of Birth	February 6, 1956

2. Education

March, 1978	Graduated from the Faculty of Science and Engineering, Waseda University

3. Business Experience

September, 2008	General Manager of Corporate Procurement Division

July, 2007	Deputy General Manager of Corporate Procurement Division

September, 2005	Worldwide Procurement Senior Director, Hitachi Global Storage Technologies, Ltd.

January, 2003	Senior Director, Procurement, Hitachi Global Storage Technologies, Inc.

October, 2000	Senior Manager of Procurement Department, Internet Platform Division, Information Computer Group

April, 1978	Joined Hitachi, Ltd.

Kaoru Kawano

1. Date of Birth	June 25, 1952

2. Education

March, 1977	Graduated from the Faculty of Science and Engineering, Waseda University

3. Business Experience

April, 2011	General Manager of Kansai Area Operation

April, 2008	General Manager of Hitachi (China), Ltd.

April, 2006	Deputy General Manager of Hitachi (China), Ltd.

April, 2004	Deputy General Manager of Kansai Area Operation

July, 2001	Senior Manager of Chemical Plant Sales Department 1, Plant Sales Division, Industrial Systems Sales Division, Power & Industrial Systems Group

April, 1977	Joined Hitachi, Ltd.

Keiji Kojima

1. Date of Birth	October 9, 1956

2. Education

March, 1982	Graduated from the Graduate School of Informatics, Kyoto University

3. Business Experience

April, 2011	General Manager of Hitachi Research Laboratory

April, 2008	General Manager of Central Research Laboratory

October, 2007	Senior Manager of Information Systems Research Center, General Manager of Embedded System Platform Research Laboratory

April, 2006	General Manager of Embedded System Platform Research Laboratory, Central Research Laboratory

April, 2004	Deputy General Manager of Internet Platform Division, Ubiquitous Platform Systems

April, 2003	Senior Manager of Information Service Research Center, Systems Development Laboratory

February, 2002	Senior Manager of Planning Department, Systems Development Laboratory

April, 2000	Senior Manager of Department 3, Systems Development Laboratory

April, 1982	Joined Hitachi, Ltd.

Hiroshi Nakayama

1. Date of Birth	December 15, 1953

2. Education

March, 1977	Graduated from Faculty of Engineering, Tohoku University

3. Business Experience

April, 2011	President & CEO of Rail Systems Company

October, 2009	General Manager of Kasado Works, Industrial & Social Infrastructure Systems Company

April, 2008	General Manager of Kasado Works, Industrial Systems

April, 2004	Deputy General Manager of Hitachi Works, Power Systems

September, 2003	Deputy General Manager of Hitachi Works, Power & Industrial Systems Group

April, 1999	Senior Manager of Turbine Manufacturing Department, Hitachi Manufacturing Division, Thermal & Hydro Division, Power & Industrial Systems Group

April, 1977	Joined Hitachi, Ltd.

Masaya Watanabe

1. Date of Birth	January 31, 1958

2. Education

March, 1982	Graduated from Graduate School of Science, The University of Tokyo

3. Business Experience

April, 2011	Chief Strategy Officer of Information & Telecommunication Systems Company

April, 2009	Chief Strategist, Hitachi Global Storage Technologies, Inc.

April, 2007	General Manager of Enterprise Server Division, Information & Telecommunication Systems

April, 2004	Deputy General Manager of Enterprise Server Division, Information & Telecommunication Systems

April, 2003	General Manager of Division 1, Financial Solutions Division, Information & Telecommunication Systems

February, 2001	General Manager of Financial Solutions Systems Division, Financial Information Systems Division, Financial & Distribution Systems Group

June, 2000	General Manager of Mainframe Division, Computer Division, Enterprise Server Division, Information Computer Group

February, 2000	Senior Manager, Management Planning Office, Enterprise Server Division, Information Computer Group

April, 1999	Senior Manager of Development Department 1, Enterprise Server Division, Information & Telecommunication Group

February, 1999	Senior Manager of Development Department 3, Development Division, General Purpose Computer Division

April, 1982	Joined Hitachi, Ltd.

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